OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
Hours per response. 12.00

[redacted]

SEC
Mail Processing
Section
FEB 26 2013
Washington DC
405

SECURITIES A Wa 13010110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8- 50209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

Gargoyle Strategic Investments L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Grand Avenue, Building 1
(No. and Street)

Englewood	**NJ**	**07631**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan S. MacKenzie, Jr. **201-227-2249**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

EM 3/8/13

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Alan S. MacKenzie, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Gargoyle Strategic Investments L.L.C.**, as of **December 31**, 20 **12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

YVONNE REID-BERNSTEIN
Notary Public State of New Jersey
No. 2286288
Qualified in Bergen County
Commission Expires April 08 20 17

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

Statement of Financial Condition

December 31, 2012

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

December 31, 2012

INDEX

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM
An Independently Owned And Operated Member Of Nexia International

To the Member of
Gargoyle Strategic Investments, LLC
Englewood, New Jersey

We have audited the accompanying statement of assets, liabilities and member's equity of Gargoyle Strategic Investments, LLC (the "Company") as of December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gargoyle Strategic Investments, LLC at December 31, 2012 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

MaloneBailey, LLP

February 21, 2013

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
#0906 Block A North Tower, SOHO Shangdu No. 8, Dongdaqiao Road · Chaoyang District, Beijing P.R. China 100020 · 86.010.5869.9192
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

NEXIA INTERNATIONAL

Registered Public Company Accounting Oversight Board · AICPA
An Independently Owned And Operated Member Of Nexia International

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

December 31, 2012

ASSETS

Cash	$ 2,441
Securities owned, at fair value	473,001,014
Fixed assets, net of accumulated depreciation of $1,698,731	316,469
Due from related parties	546,891
Other receivables	953,598
Dividends receivable	476,899
Interest receivable	13,466
JBO investment	52,284
TOTAL ASSETS	$ 475,363,062

LIABILITIES AND MEMBERS' EQUITY

Securities sold, not yet purchased, at fair value	$ 187,420,837
Due to clearing broker	277,367,726
Accounts payable and accrued expenses	801,268
Dividends payable	90,350
Interest payable	1,289
	465,681,470
Commitments and contingent liabilities	-
Subordinated borrowings	-
	-
Members' equity	9,681,592
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 475,363,062

The accompanying notes are an integral part of these financial statements.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Gargoyle Strategic Investments L.L.C., a New York limited liability company, (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NYSE-AMEX ("AMEX", formerly the American Stock Exchange), the NYSE-ARCA ("ARCA") and the NASDAQ-OMX-PHLX ("PHLX").

The Company is engaged in securities trading and options market-making for its own proprietary accounts.

Gargoyle International Management L.L.C., a New Jersey limited liability company, (the "Managing Member") is the managing member of the Company. The members of the Managing Member are Gargoyle Group Holdings L.L.C., a New Jersey limited liability company, Charles Goodgal, Alan MacKenzie, Phillip Martin, Joshua Parker, Bruce Rogoff and Alan Salzbank.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded daily on a mark to market basis.

Investment Securities and Valuation

The Company invests only in exchange-listed marketable securities. These investments are stated at fair value. Investments in securities traded on a national securities exchange are valued at the last reported sales price (in the case of equities and exchange-traded funds) or the midpoint of the last reported bid and ask price (in the case of options) on the date of valuation.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – FAIR VALUE OF INSTRUMENTS

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under U.S. GAAP provides for the use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining the fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's securities owned and securities sold, not yet purchased, by level within the fair value hierarchy at December 31, 2012.

Assets	Fair Value	Fair Value Hierarchy
Equities owned, at fair value	$ 381,889,919	Level 1
Options owned, at fair value	91,111,095	Level 1
Total securities owned, at fair value	$ 473,001,014	
Liabilities		
Equities sold, not yet purchased, at fair value	$ 63,087,470	Level 1
Options sold, not yet purchased, at fair value	124,333,367	Level 1
Total securities sold, not yet purchased, at fair value	$ 187,420,837	

NOTE 4 – INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the Company's members under a limited liability company.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is a member of the NYSE-AMEX (formerly the American Stock Exchange) and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule"). The Net Capital Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was $3,986,954 which was $3,886,954 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.2010 to 1 as of that date.

NOTE 6 – SUBORDINATED BORROWINGS

The Company repaid during 2012 all borrowings under subordination agreements.

NOTE 7 – OFF BALANCE SHEET RISK

Pursuant to a JBO Participant's Account Agreement, the Company will give up its clearing member to the clearing corporation for all of its securities transactions. Therefore, all of the Company's money balances and long and short security positions will be maintained on the books of the clearing member in a JBO participant's account. Under certain conditions as defined in the agreement, the Company has agreed to indemnify the clearing member for losses, if any, which the clearing member may sustain from maintaining securities transactions effected by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing member monitor collateral on the securities transactions introduced by the Company.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company shares office space and facilities with certain affiliates of the Managing Member. Certain expenses paid for by the affiliates are reimbursed by the Company, while certain expenses paid for by the Company are reimbursed by the affiliates.

At year end, various affiliates owed the Company in the amount of $546,891.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2013, the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.